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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Centennial Cellular Corp.
              -----------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   15133V 109
              -----------------------------------------------------
                                 (CUSIP Number)

                                 January 7, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  X   Rule 13d-1(b)
_____
      Rule 13d-1(c)
_____
      Rule 13d-1(d)
_____






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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Century Communications Corp.
         06-1158179

2) Member of a Group:

         (a)  [   ]
         (b)  [ X ]

3)  Sec Use Only:

4) Citizenship or Place of Organization:

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person with:

     5)  Sole Voting Power:             0
     6)  Shared Voting Power:           0
     7)  Sole Dispositive Power:        0
     8)  Shared Dispositive Power:      0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         0

10) Aggregate Amount In Row (9) Excludes Shares:

         Not Applicable.

11) Percent of Class Represented by Amount in Row (9):

         0%

12) Type of Reporting Person:

         HC



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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Century Cellular Holding Corp.

2) Member of a Group:

         (a)  [   ]
         (b)  [ X ]

3)  Sec Use Only:

4) Citizenship or Place of Organization:

         New York

Number of Shares Beneficially Owned by Each Reporting Person with:

     5)  Sole Voting Power:             0
     6)  Shared Voting Power:           0
     7)  Sole Dispositive Power:        0
     8)  Shared Dispositive Power:      0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         0

10) Aggregate Amount In Row (9) Excludes Shares:

         Not Applicable.

11) Percent of Class Represented by Amount in Row (9):

         0%

12) Type of Reporting Person:

         HC





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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Claire L. Tow

2) Member of a Group:

         (a)  [   ]
         (b)  [ X ]

3)  Sec Use Only:

4) Citizenship or Place of Organization:

         USA

Number of Shares Beneficially Owned by Each Reporting Person with:

     5)  Sole Voting Power:             0
     6)  Shared Voting Power:           0
     7)  Sole Dispositive Power:        0
     8)  Shared Dispositive Power:      0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         0

10) Aggregate Amount in Row (9) Excludes Shares:

         Not Applicable.

11) Percent of Class Represented by Amount in Row (9):

         0%

12) Type of Reporting Person:

         IN



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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Leonard Tow

2) Member of a Group:

         (a)  [   ]
         (b)  [ X ]

3)  Sec Use Only:

4) Citizenship or Place of Organization:

         USA

Number of Shares Beneficially Owned by Each Reporting Person with:

     5)  Sole Voting Power:             0
     6)  Shared Voting Power:           0
     7)  Sole Dispositive Power:        0
     8)  Shared Dispositive Power:      0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         0

10) Aggregate Amount in Row (9) Excludes Shares:

         Not Applicable.

11) Percent of Class Represented by Amount in Row (9):

         0%

12) Type of Reporting Person:

         IN



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                          SCHEDULE 13G-AMENDMENT NO. 1

Item 1.

     (a) Name of Issuer:

         Centennial Cellular Corp.

     (b) Address of Issuer's Principal Executive Offices:

         1305 Campus Parkway
         Neptune, NJ 07753

Item 2.

     (a) Name of Person filing                    (b) Address                   (c) Citizenship
         ---------------------                        -------                       -----------
         Century Communications Corp.             50 Locust Avenue              New Jersey
                                                  New Canaan, CT  06840

         Century Cellular Holding Corp.           11 E. 44th Street             New York
                                                  New York, NY  10017

         Leonard Tow                              160 Lantern Ridge Road        USA
                                                  New Canaan, CT  06840

         Claire L. Tow                            160 Lantern Ridge Road        USA
                                                  New Canaan, CT  06840

     (d) Title of Class of Securities:
         -----------------------------
         Class B Common Stock

     (e) Cusip Number:  15133V 109
         ------------

     The above number is the CUSIP Number for Class A Common Stock. There is no CUSIP Number for Class B Common Stock. Each share of Class B Common Stock was convertible at any time into one share of Class A Common Stock.

Item 3. Not applicable.






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Item 4. Ownership:

                                                                                        Percent
                                                            Shares of      Percent      of Total
                                        Title of            of Class       of           Voting
                                        Class               Owned          Class        Power(3)
                                        -----               -----          -----        --------
Century Communications Corp.            Not Applicable      0              0%           0%
50 Locust Avenue
New Canaan, CT 06840

Century Cellular Holding Corp.(1)       Class B             0              0            0
11 E. 44th Street                       Common (2)
New York, NY  10017

Leonard Tow                             Not applicable       0             0            0
160 Lantern Ridge Road
New Canaan, CT  06840

Claire L. Tow                           Not applicable       0             0            0
160 Lantern Ridge Road
New Canaan, CT  06840


--------------------------

     (1) On January 7, 1999, Centennial Cellular Corp. ("Centennial") completed the previously announced merger of CCW Acquisition Corp., a company organized at the direction of Welsh, Carson, Anderson & Stowe, with and into Centennial. Prior to the merger, Century Communications Corp. was a holder of approximately 8,561,819 shares of Class B Common Stock and 3,978 shares of Second Series Convertible Preferred Stock of Centennial.

     (2) Prior to the merger, each share of Centennial Class B Common Stock was convertible at any time into one share of Class A Common Stock of Centennial. The Class B Common Stock had fifteen votes per share and the Class A Common Stock had one vote per share.

     (3)  Class A and Class B Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

        Century Communications Corp., Century Cellular Holding Corp., Leonard Tow and Claire L. Tow, individually and collectively, have ceased to be the beneficial owners of more than 5% of the Class B Common Stock of this Issuer.



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Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Not Applicable.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: February 10, 1999         CENTURY COMMUNICATIONS CORP.


                                   /s/ Scott N. Schneider
                                   ------------------------------------------
                                   By: Scott N. Schneider
                                   Title: Senior Vice President, Chief Financial
                                          Officer and Treasurer

                                   CENTURY CELLULAR HOLDING CORP.


                                   /s/ Scott N. Schneider
                                   ------------------------------------------
                                   By: Scott N. Schneider
                                   Title: Vice President, Chief Financial
                                          Officer and Treasurer


/s/ Leonard Tow                    /s/ Claire L. Tow
-----------------------------      ------------------------------------------
Leonard Tow                        Claire L. Tow


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